UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the amendment dated September 28, 2015 (the "Amendment") to the Agreement and Plan of Merger, dated as of July 1, 2015 among Frontline Ltd. (the "Company"), Frontline Acquisition Ltd., and Frontline 2012 Ltd.  The sole purpose of the Amendment is to permit the cancellation of the listing of the Company's common shares on London Stock Exchange plc's main market for listed securities.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-4, initially filed with the Securities and Exchange Commission on August 24, 2015 (File No. 333-206542).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: October 1, 2015	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

September 28, 2015
Frontline 2012 Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, Bermuda HM 08
Attn:  Inger M. Klemp
Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger, dated as of July 1, 2015 (the "Merger Agreement"), among Frontline Ltd., a corporation organized in Bermuda ("Parent"), Frontline Acquisition Ltd., a corporation organized in Bermuda and a wholly-owned subsidiary of Parent ("Merger Sub"), and Frontline 2012 Ltd., a corporation organized in Bermuda (the "Company").  All capitalized terms in this letter agreement not defined herein have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, at the time the Merger Agreement was executed, the Parent Common Shares were listed on the LSE;

WHEREAS, Parent has determined to de-list the Parent Common Shares from the LSE;

WHEREAS, under Section 8.7 of the Merger Agreement, Parent shall use its reasonable best efforts to file all necessary documents and take all necessary actions to cause the Parent Common Shares issuable in the Merger to be listed on the Oslo Stock Exchange and the LSE on or prior to the Closing Date; and

WHEREAS, the parties desire to amend Section 8.7 of the Merger Agreement to delete the requirement that the Parent Common Shares issuable in the Merger be listed on the LSE.
Accordingly, the parties agree and acknowledge:
1.            Section 8.7 of the Merger Agreement is hereby amended in its entirety to read as follows:
SECTION 8.7.       Exchange Listings.  Parent shall use its reasonable best efforts to cause the Parent Common Shares issuable in the Merger to be approved for listing on NYSE, subject to official notice of issuance to NYSE, as promptly as practicable after the date hereof and in any event prior to the Closing Date, and FRNT shall cooperate with Parent with respect to such approval.  Parent shall also use its reasonable best efforts to file all necessary documents and take all necessary actions to cause such Parent Common Shares issuable in the Merger to be listed on the Oslo Stock Exchange on or prior to the Closing Date.

2.            This letter agreement shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of Bermuda is mandatorily applicable to the Merger.
3.            Except as set forth in this letter agreement, all provisions of the Merger Agreement shall remain unchanged and in full force and effect, and from and after the date of this letter agreement all references to the Merger Agreement shall be deemed to be references to the Merger Agreement as amended hereby.
Please acknowledge your agreement with the foregoing by signing and returning a copy of this letter to the undersigned (with a copy to Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, Attn: James Abbot, Esq./ Gary J. Wolfe, Esq.).

This letter agreement may be executed by facsimile signatures and in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.  Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto. All counterparts shall be construed together and shall constitute one and the same instrument.

*  *  *

Sincerely,

FRONTLINE LTD.

By:	/s/ Georgina E. Sousa
Name:	Georgina E. Sousa
Title:	Director

FRONTLINE ACQUISITION LTD.

By:	/s/ Kate Blankenship
Name:	Kate Blankenship
Title:	Director

Agreed and Accepted as of the date first written above:

FRONTLINE 2012 LTD.

By:	/s/ Paul Leand
Name:	Paul Leand
Title:	Director

Seward & Kissel LLP
One Battery Park Plaza
New York, NY  10004
Attn:  James Abbott, Esq. / Gary J. Wolfe, Esq.
Email:  wolfe@sewkis.com / abbott@sewkis.com

Advokatfirmaet BA-HR DA
P.O. Box 1524 Vika
NO-0017  Oslo
Norway
Attn:  Robin Bakken
Email:  rba@bahr.no